Exhibit (b)(6)

SCUDDER EQUITY TRUST

Certificate of Secretary

On November 16, 2005, the Board of the above referenced Fund (the “Fund”), a Massachusetts business trust, adopted the following resolution amending Article VI, Section 4 of the Fund’s By-Laws to read as stated in the attached Exhibit:

RESOLVED, that the amendment to the By-Laws of the Fund, as presented to this meeting, be, and they hereby are, approved.

IN WITNESS WHEREOF, I hereunto set my hand this 3rd day of March, 2006.

/s/ John Millette

______________________________

John Millette
Secretary

AMENDMENT TO BY-LAWS

NOVEMBER 16, 2005

Article VI, Section 4 of the Fund’s By-Laws shall be amended to read as follows:

Article VI, Section 4. Chairperson of the Board. The Chairman of the Board of Trustees, if one is so appointed, shall be chosen from among the Trustees and may hold office only so long as he continues to be a Trustee. The Chairman of the Board, if any is so appointed, shall preside at all meetings of the shareholders and of the Trustees at which he is present; and shall have such other duties and powers as specified herein and as may be assigned to him by the Trustees. In the absence of the Chairman of the Board, another Trustee who is not an “interested person” of the Trust (as defined in the Investment Company Act of 1940, as amended) shall preside at all meetings of Trustees.